

02003457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49302

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LANDOAK SECURITIES, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10267 Kingston Pike
(No. and Street)

Knoxville (City) TN (State) 37922 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerome A. Pope (865) 531-0000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bible Harris Smith, P.C.
(Name — *if individual, state last, first, middle name*)

507 West Clinch Avenue (Address) Knoxville, (City) TN (State) 37902 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerome A. Pope, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LandOak Securities, L.L.C., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President .

Title

MY COMMISSION EXPIRES
MAY 31, 2004

Notary Public

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANDOAK SECURITIES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

LANDOAK SECURITIES, L.L.C.
YEARS ENDED DECEMBER 31, 2001 AND 2000

CONTENTS

	Page
Facing Page	1
Oath or Affirmation	2
Report of Independent Certified Public Accountants	3
Financial Statements:	
Statements of Financial Condition	4
Statements of Income	5
Statements of Changes in Members' Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8 - 10
Supplementary Information:	
Computation of Net Capital	11
Exemption From Requirements Pursuant to Rule 15c3-3	12
Independent Auditors Report on Internal Control	13 - 14

Bible Harris Smith, P.C.

Certified Public Accountants and Business Advisors Since 1949

507 West Clinch Avenue
Knoxville, TN 37902-2104
Phone: 865-546-2300
Fax: 865-525-7454
E-mail *name*@BHSpc.com

Member of the AICPA Peer Review Program
Member of the Tennessee Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To The Members
LandOak Securities, L.L.C.
Knoxville, Tennessee

We have audited the accompanying statements of financial condition of LandOak Securities, L.L.C., as of December 31, 2001 and 2000, and the related statements of income, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LandOak Securities, L.L.C., at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bible Harris Smith, P.C.

Bible Harris Smith, P.C.

Knoxville, Tennessee
January 22, 2002

LANDOAK SECURITIES, L.L.C.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS		
Cash	$ 40,506	$ 27,626
Commissions Receivable	37,898	7,086
Reimbursements Receivable	3,083	15,270
Total Current Assets	81,487	49,982
Long Term Investments	24,975	24,975
TOTAL ASSETS	$ 106,462	$ 74,957
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts Payable	2,000	$ 1,750
Commissions Payable	30,318	5,669
Accrued Liabilities	28,507	8,315
Total Current Liabilities	60,825	15,734
MEMBERS' EQUITY	45,637	59,223
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 106,462	$ 74,957

The accompanying notes are an integral part of these financial statements.

LANDOAK SECURITIES, L.L.C.
STATEMENTS OF INCOME

	Year Ended December 31,	
	2001	2000
REVENUE		
Commissions - Private Placement	$ 15,695	$ 212,919
Fees From Advisory Services	292,620	590,145
Mutual Fund Commissions	103,910	106,607
Variable Insurance and Annuities Commissions	422,273	441,410
Interest Income	1,012	3,687
TOTAL REVENUES	835,510	1,354,768
OPERATING EXPENSES		
Commissions	690,914	1,224,937
Personnel Costs	101,620	81,811
Professional Services	38,969	14,818
Amortization	-	13,469
Office Supplies and Postage	3,017	3,191
Other Operating Expenses	14,576	15,786
TOTAL OPERATING EXPENSES	849,096	1,354,012
NET INCOME (LOSS)	$ (13,586)	$ 756

The accompanying notes are an integral part of these financial statements.

LANDOAK SECURITIES, L.L.C.
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

BALANCE - DECEMBER 31, 1999	$	58,467
NET INCOME (LOSS) - 2000		756
BALANCE - DECEMBER 31, 2000		59,223
NET INCOME (LOSS) - 2001		(13,586)
BALANCE - DECEMBER 31, 2001	$	45,637

The accompanying notes are an integral part of these financial statements.

LANDOAK SECURITIES, L.L.C.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (13,586)	$ 756
Adjustments to Reconcile Net Income (Loss) to Net Cash		
Provided By (Used In) Operating Activities:		
Amortization	-	13,469
(Increase) Decrease in Assets		
Commissions Receivable	(30,812)	6,942
Reimbursements Receivable	12,187	(15,270)
Increase (Decrease) in Liabilities		
Accounts Payable	250	(3,313)
Commissions Payable	24,649	(5,553)
Accrued Liabilities	20,192	4,815
Total Adjustments	26,466	1,090
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	12,880	1,846
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		
Payments for Purchase of Investments	-	(24,975)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-	(24,975)
NET INCREASE (DECREASE) IN CASH	12,880	(23,129)
CASH - BEGINNING OF YEAR	27,626	50,755
CASH - END OF YEAR	$ 40,506	$ 27,626
STATE INCOME TAXES PAID	$ 192	-

The accompanying notes are an integral part of these financial statements.

Note 1 - Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these financial statements. These policies conform to accounting principles generally accepted in the United States of America applicable to brokers and dealers in securities, and have been applied on a consistent basis.

Nature of Activities - LandOak Securities, L.L.C., was organized on April 15, 1997, under the laws of the State of Tennessee. On June 18, 1997, with the approval of the National Association of Securities Dealers (NASD), the Company purchased all of the outstanding shares of common stock of Union Capital Securities, Inc. (a member of the NASD) and simultaneously concluded the agreement of statutory merger entered into with Union Capital on May 22, 1997. The merger resulted in LandOak Securities, L.L.C., becoming the successor Broker-Dealer and the surviving company of the merger. LandOak Securities, L.L.C., is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is also registered as an investment advisory firm with the State of Tennessee. LandOak Securities, L.L.C., sells various investments to its clients who are located in various states throughout the southeastern region of the United States.

LandOak Securities, L.L.C., is board-managed and, in accordance with the operating agreement, will continue to operate until December 31, 2045, unless earlier termination is elected.

Basis of Presentation - The financial statements are prepared using the accrual method of accounting and accounting practices applicable to brokers and dealers in securities. Customers' securities transactions and related commission income and expenses are recorded on a trade date basis.

Income Taxes - The Company is not a taxpaying entity for federal income tax purposes, and no income tax expense has been recorded in the statements. Income of the Company is taxed to the members and included in their individual returns. Tennessee state income tax applicability is limited to investment income as earnings if its LLC are subject to self employment tax by its members. State tax is minimal.

Amortization - Amortization of goodwill and organization expense is calculated using the straight line method over five years. These were fully amortized in 2000.

Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Investments – The Company's investments consist of equity securities that have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determinations at each balance sheet date.

Note 1 – Significant Accounting Policies (Continued)

Since the Company does not intend to sell these securities in the near term, they are classified as "available for sale" and accordingly, are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component within the members' equity section of the balance sheet. During the year ended December 31, 2001, no adjustment to cost was made.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassification of Financial Statement Presentation - Certain reclassifications have been made to the 2000 financial statements to conform with the 2001 financial statement presentation. Such reclassifications had no effect on the net income as previously reported.

Note 2 - Intangible Assets

	2001	2000
Goodwill	$ 44,000	$ 44,000
Organizational Costs	23,329	23,329
	67,329	67,329
Less Accumulated Amortization	(67,329)	(67,329)
Net Book Value	$ -	$ -
Amortization Expense	$ -	$ 13,469

Note 3 - Subordinated Liabilities

At December 31, 2001 and 2000, there were no liabilities which were subordinated to claims of general creditors.

Note 4 - Related Party Transactions

In the ordinary course of business, the Company engages in transactions with its members and businesses controlled by them.

The Company received commission income of approximately $ 190,000 in 2000, from the sale of membership interests and notes in private placement offerings. These projects were developed by companies related through common ownership.

During 2001 and 2000, commissions of approximately $ 470,000 and $ 987,000, respectively, were earned by the Company's members of which approximately $ 24,000 and $ 5,000 were accrued at December 31, 2001 and 2000, respectively.

During 2001 and 2000 payroll costs of $ 101,620 and $ 81,111, respectively were paid to an affiliated entity for the services of an employee.

Note 5 - Net Capital Requirements

The Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission under rule 15c3-1, which requires a minimum net capital of the greater of $ 5,000 or 6 2/3% of aggregate indebtedness, both terms as defined by the rule. The minimum net capital requirement may restrict the payment of dividends. At December 31, 2001 and 2000, the Company's net capital amounted to $ 17,371 and $ 17,943, and exceeded the capital requirement by $ 12,371 and $ 12,943, respectively.

The Company's net capital ratio (ratio of aggregate indebtedness to net capital) may not exceed 8 to 1. The actual net capital ratio at December 31, 2001 and 2000 respectively, were 3.5 to 1 and .88 to 1.

The computation of aggregate indebtedness does not include an estimate of the amount if any which may be payable under the contingency discussed in Note 6, as that amount cannot be reasonably determined.

Note 6 - Contingency

The Company and certain of its members and affiliates have been named in civil actions involving securities and negligence claims. The claims resulted from losses sustained by investors due to the actions of an unrelated third party. The Company has denied liability and has indicated that it intends to vigorously defend the litigation. Outside counsel for the company has advised that at this stage in the proceedings no opinion as to the probable outcome can be given. The claims made against the numerous parties total approximately $ 3,700,000 in actual and punitive damages.

Under NASD guidelines, a contingent liability should, at times, be included in the computation of aggregate indebtedness. As of the release of these financial statements, no definitive determination has been made as to whether this contingent liability is required to be included in aggregate indebtedness and, if so, the amount to include. Accordingly, no adjustment to aggregate indebtedness in Note 5 or in the supplementary information has been made. Penalties in accordance with the NASD Sanction Guidelines for Net Capital Violations range from $1,000 to expulsion of the firm.

These financial statements have been prepared in conformity with principles of accounting applicable to a going concern. The ability of the Company to continue operations is dependent upon the ultimate settlement of the lawsuits and the discretion of the Company's regulators.

LANDOAK SECURITIES, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

		2001	2000
Total Members' Equity (From Statement of Financial Condition)		$ 45,637	$ 59,223
Adjustments:			
Nonallowable Assets and Adjustments			
Undeposited Cash		(253)	-
Reimbursements Receivable		(3,083)	(15,270)
Overdraft in Brokerage Account		45	(1,035)
Other Securities		(24,975)	(24,975)
NET CAPITAL		$ 17,371	$ 17,943
AGGREGATE INDEBTEDNESS	*	$ 60,825	$ 15,734
Minimum Net Capital Required (Greater of $ 5,000 or 6 2/3% of Aggregate Indebtedness)	*	$ 5,000	$ 5,000
Excess Net Capital	*	$ 12,371	$ 12,943
Excess Net Capital at 1000%	*	$ 11,289	$ 16,370
Ratio of Aggregate Indebtedness to Net Capital	*	3.5 to 1	.88 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 2001):

	2001	2000
Net Capital, as reported in unaudited Part IIa of the FOCUS report	$ 43,878	$ 17,943
Audit adjustment to record additional legal fees	(26,507)	-
Net Capital	$ 17,371	$ 17,943

* SEE NOTES 5 AND 6

LANDOAK SECURITIES, L.L.C.
EXEMPTION FROM REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company claims exemption from rule 15c3-3, based upon section (k)(2)(ii) -- All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Bible Harris Smith, P.C.

Certified Public Accountants and Business Advisors Since 1949

507 West Clinch Avenue
Knoxville, TN 37902-2104
Phone: 865-546-2300
Fax: 865-525-7454
E-mail *name*@BHSpc.com

Member of the AICPA Peer Review Program
Member of the Tennessee Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members
LandOak Securities, L.L.C.
Knoxville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of LandOak Securities, L.L.C., (the Company) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above except as those noted in Notes 5 and 6 of the accompanying financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 22, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies which rely on rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Bible Harris Smith, P.C.

Bible Harris Smith, P.C.

Knoxville, Tennessee
January 22, 2002